VIA EMAIL
Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Quadrant 4 System Corporation
Form 10-K for Fiscal Year Ended December 31, 2014; Filed August 21, 2015
Response Dated February 1, 2016; File No. 033-42498

Dear Mr. Pacho:

We are in receipt of your letter dated February 9, 2016, addressed to Mr. Dhru Desai, Chief Financial Officer of the registrant. Your letter sets forth a number of comments of the Securities and Exchange Commission with respect to the above-referenced filing. Set forth below are the registrant’s responses to such comments. To aid in your review, each of the registrant’s responses follows a copy of the subject comment.

1.	We note your response that certain of your projects are based on fixed billing contracts. Please tell us the accounting methodology you utilize to recognize revenue related to these projects.

Response:
Revenues from the fixed billing contracts (also called as Managed Services) are recognized at the end of every billing period. The services provided are covered under a mutually agreed SLA (Service Level Agreement).

2.
We note in your response that your hosting revenue is recognized upon payment by your clients. Please tell us how you determined the most appropriate accounting literature for your hosting agreements. In this regard, please tell us whether your clients have the right to take possession of your software during the hosting agreement without significant penalty and whether it is feasible for your clients to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Please explain how you arrived at your conclusion in your response to us and refer to FASB ASC 985-605-55-121 through 123.

Response:
The Company’s policy is to recognize hosting revenue upon invoicing to our clients, NOT upon receipt of payment. We do not offer our software for the hosting services. Thus, our clients do not have the right to take possession of our software. We only host client’s software and provide various services related to managing the client’s software such as updates, data base and network administration, access control etc. These services do not result in or require significant production, modification or customization by the Company. Our clients can continue to run their software on their own hardware or other hosting providers. Hosting involves only a single element revenue component. We are specifically guided by the following:

FASB ASC 985-605-25 Recognition - Software Not Requiring Significant Production, Modification, or Customization

FASB ASC 985-605-25-3 If the arrangement does not require significant production, modification, or customization of software, revenue shall be recognized when all of the following criteria are met:
a.	Persuasive evidence of an arrangement exists (see paragraphs 985-605-25-15 through 25-17).
b.	Delivery has occurred (see paragraphs 985-605-25-18 through 25-29).
c.	The vendor's fee is fixed or determinable (see paragraphs 985-605-25-30 through 25-40
d.	Collectability is probable (see paragraphs 985-605-25-13 through 25-14 and 985-605-25-30 through 25-40).

3.
If you meet the scope requirements included in FASB ASC 985-605-55-121 through 123 noted above, please tell us how you allocated your fee to the software element and to the hosting element. Please also tell us why you do not recognize the hosting element as the service is provided in accordance with FASB ASC 985-605-55-124. In connection with your response, please tell us how much hosting revenue you have recognized for each period presented.

Response:
As mentioned in Item 2, we are guided by FASB ASC 985-605-25 and NOT FASB ASC 985-605-55-121 through 124. Since we don’t own the software, this is not multi-element revenue. We have recognized $1,101,637 and $1,339,348 as hosting revenues for calendar years 2015 and 2014 respectively.

Very truly yours,

Dhru Desai
Chief Financial Officer